SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0107 - DIVIDEND POLICY

ECONOMIC/FINANCIAL/ACCOUNTING - FINANCIAL

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1. PURPOSE

Establish the guidelines for the distribution of profits to the shareholders of Companhia Paranaense de Energia - Copel (Holding), considering the legislation related to the subject and the statutory definitions.

This policy shall be subject to the resolutions of the Shareholders’ Meeting.

2. CONCEPTS

2.1 - AMERICAN DEPOSITARY RECEIPT – ADR

A certificate issued by US banks, which represents the shares of a company outside the United States. This instrument is used by many Brazilian companies that have their shares traded on the New York Stock Exchange.

2.2 - AMERICAN DEPOSITARY SHARE – ADS

When a non-US company has its shares priced in US dollars and traded on the US stock exchange. ADSs are issued by depository banks in the US in accordance with the agreement with the issuing company.

2.3 – BONUS

Free distribution of new shares to shareholders in proportion to the number of shares owned by them. In general, this distribution occurs due to the incorporation into the Company’s capital of reserves or accumulated profits, or due to the revaluation of its assets.

2.3.1 - The bonus may also be made as an extraordinary dividend. In this case, the shareholder receives a monetary value related to the reserves not incorporated into the capital.

2.4 – COVENANTS

Contractual clauses of debt securities that protect the lender’s interest by establishing conditions that must be complied with.

2.5 - DATE EX-DIVIDENDS/ISE

Date on which a share loses the right to dividends/ISE declared.

2.6 - ADDITIONAL DIVIDEND

The additional dividend corresponds to the part of net income for the fiscal year distributed to shareholders above the mandatory minimum.

2.7 - MANDATORY DIVIDEND

The mandatory dividend corresponds to the minimum part of net income that must be distributed to shareholders.

2.8 – DIVIDENDS

Payment made to the shareholders through the distribution of part of the net income, subdivided according to the different species and classes of shares.

2.9 - FISCAL YEAR

The fiscal year of Copel is of 12 months, ending on December 31 of each year.

2.10 - INTEREST ON SHAREHOLDERS’ EQUITY – ISE

Method to compensate the Company’s own equity, where the amount allocated to the shareholder in this modality can be attributed to the dividend payable in the current period. The appropriation of interest on shareholders’ equity provides a tax benefit where the due amount becomes deductible for purposes of IRPJ/CSLL (Income Tax - Legal Entity/Social Contribution on Net Income).

2.11 – XCOP

Code that identifies Copel’s PNB shares traded on Latibex, Latin American Stock Market in Euros, linked to the Madrid Stock Exchange.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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3. GENERAL GUIDELINES

3.1 - The Company’s Management must consider Copel’s results, its financial condition, cash requirements, future prospects of the operating markets, existing investment opportunities, maintenance and expansion of investment capacity, covenants, among others, to resolve on the distribution of dividends and other proceeds.

3.2 - The shareholders shall meet at the Annual Shareholders’ Meeting to, among other matters, resolve on and approve the allocation of net income for the year and the distribution of dividends/ISE, based on the proposal of the Executive Board resolved by the BoD.

3.3 This Policy is in accordance with Law 6404/76 (Corporation Law), which governs the subject of dividends.

3.4 In case of changes in legislation that somehow render these guidelines inappropriate during the term of this instrument, this Dividend Policy and its procedures will be amended to ensure the compliance with the new standards and legislation.

3.5 - According to Article 111 of Federal Law 6404/1976 and Copel's Bylaws, the preferred shares will acquire voting rights if the payment of the mandatory dividend is not made for 3 consecutive years.

3.6 - The amount to be paid to the shareholders will be proportional to the number and type of shares of each of them, calculated based on the adjusted net income ascertained at the end of the fiscal year (balance sheet).

3.7 - Shareholders who are registered as owners or beneficiaries of the share on the date set in the act of declaration of dividends/ISE will be entitled to receive dividends/JCP.

3.8 - On the day after the date of the right set in the act of declaration of dividends/ISE, the share will be considered as ex-dividends/ISE.

4. ASSIGNMENT AND PERIODICITY

4.1 - The proposal for the amount of dividends/ISE to be paid in proportion to the number of shares held, must be resolved by the BoD and resolved and approved by the Annual Shareholders’ Meeting.

4.2 - The Executive Board may propose, through a resolution of BoD, the payment of ISE in replacement of the dividends.

4.3 - Copel may draw up semiannual balance sheets and the BoD may decide to anticipate the dividend/ISE distribution, “ad referendum” of the Shareholders’ Meeting.

4.4 - If the Company decides to declare semi-annual dividends/JCP, the BoD shall establish the date ex-dividend/ISE and may approve the payment date, “ad referendum” of the Shareholders’ Meeting.

4.5 - The Company shall pay the dividends/ISE, unless resolved otherwise by the Shareholders’ Meeting, within 60 days as of the date on which it is declared and, in any case, within the fiscal year.

4.6 - The Executive Board must ensure that the compensation of capital through the appropriation of interest on shareholders’ equity deducted from the dividend for the fiscal year complies with, in addition to the fiscal limits established by the current law, with the rules of distribution of the semi-annual dividend set forth in the Bylaws of Copel.

5. MANDATORY DIVIDEND

5.1 - Shareholders shall be entitled, at least, to the mandatory dividend corresponding to 25% of the adjusted net income for the year, as established in Copel's Bylaws and Article 202 of Federal Law 6404/1976.

5.2 - The dividend will not be mandatory in the fiscal year in which the Management report to the Annual Shareholders’ Meeting, with the legal opinion of the Fiscal Council, that the distribution is incompatible with Copel’s financial situation.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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6. ADDITIONAL DIVIDENDS AND BONUS

6.1 - The Meeting of the Executive Board, considering the financial conditions of Copel, economic scenario, regulatory changes, tariff revisions and adjustments, business strategies, investment plans, covenants or other elements deemed relevant, may propose to resolution of the BoD the distribution of additional dividends to be paid after the resolution and approval of the Shareholders' Meeting.

6.2 - The remuneration to shareholders may also be made as a bonus in cash or in shares. To this end, the Meeting of the Executive Board shall submit the bonus proposal for resolution of the BoD. The bonus must be distributed observing the proportion of the number of shares held by shareholders, according to each type of share, after the resolution and approval of the Shareholders’ Meeting.

7. CRITERIA FOR THE DISTRIBUTION OF DIVIDENDS/ISE

Adopting the following criteria for the Distribution of Dividends/ISE:

1)   The preferred shares class “A” will have priority in the distribution of minimum dividends/ISE of 10% per year, to be equally apportioned among them, calculated based on the shareholders’ equity of this type and class of shares, paid up until December 31 of the year ended, in accordance with Copel’s Bylaws.

2)   To the extent that there are additional amounts to be distributed, after all amounts allocated to preferred shares class “A”  have been paid, the preferred shares class “B” will have priority over common shares in the minimum dividend/ISE to be apportioned among them, corresponding to the part of the amount equivalent to at least 25% of the adjusted net income, calculated in proportion to the shareholders’ equity of this type and class of shares, paid up to December 31 of the year ended.

3)   To the extent that there are additional amounts to be distributed, after all the amounts allocated to preferred shares class “A” and class “B” have been paid, the common shares will be entitled to receive an amount per share, provided that holders of preferred shares receive dividends/ISE at least 10% higher than the dividends/ISE per share paid to holders of common shares, in accordance with Article 17 of Federal Law 6404/1976.

8. INFORMATION ON PAYMENT/DEPOSIT OF DIVIDENDS/ISE

8.1 - Making payments of amounts due according to the custody of the actions described below:

a) Shareholders whose shares are deposited in the fiduciary custody of B3 (Brasil, Bolsa, Balcão): the payment will be made through the Brazilian Payment System (SPB);

b) Holders of shares of American Depositary Receipts (ADRs), American Depositary Shares (ADSs) and XCOPs: the payment will be made to the depositary bank abroad, which will be responsible for transferring the amount to the holder of the shares; and

c) Shareholders in custody at Copel itself and holders of registered checking accounts: the payment will be made through a credit directly at their checking accounts.

8.2 - The dividends/ISE will prescribe 3 years after the date they were made available to the shareholder, according to Article 287 of Federal Law 6404/1976.

9. COVENANTS

Overall, if a covenant is broken and its renegotiation is not possible, the lender will have the right to request the early maturity of the debt, in addition to limiting the distribution of dividends to the legal minimum.

10. FINAL PROVISIONS

Questions on the provisions of this Policy may be clarified with the Capital Markets Superintendency - DFI/SMC.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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11. LEGISLATION AND RELATED STANDARDS

a)      Bylaws Copel Holding;

b)      Federal Law 6404/1976;

c)      Federal Law 6385/1976;

d)      Federal Law 9249/1995;

e)      Federal Law 13303/2016;

f)       ICPC 10;

g)      CPC 27;

h)      CVM Resolution 642 of October 7, 2010;

i)        CVM Instruction 552 of October 9, 2014;

j)        CVM Instruction 480, of December 7, 2009;

k)      CVM Instruction 586 of June 8, 2017;

l)        RFB Instruction 1700, of March 14, 2017;

m)     SRF Instruction 41 of April 22, 1998; and

n)       Code of Best Corporate Governance Practices - Brazilian Institute of Corporate Governance (IBGC - Instituto Brasileiro de Governança Corporativa).

This Policy was approved at the 182nd Ordinary Meeting of the Board of Directors - ROCAD on September 12, 2018 and replaces that approved at the 179th Ordinary Meeting of the Board of Directors - ROCAD on June 13, 2018.

JONEL NAZARENO IURK

Chief Executive Officer

This standard shall enter into force upon its publication.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 6, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.